July 13, 2012

Via EDGAR and ELECTRONIC MAIL

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kellogg Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 1-04171

Dear Mr. Schwall:

Below please find the response of Kellogg Company (the “Company”) to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 28, 2012 to the Company. For the convenience of the Staff, the Company has restated the comment in italics.

Annual Report on Form 10-K

1. You state at page 11 that “Like other companies, our information technology systems may be vulnerable to a variety of interruptions, as a result of updating our SAP platform or due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues.” Please tell us whether any such events relating to your cybersecurity have occurred in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:

The Company has not experienced and is not currently experiencing any events related to cybersecurity that could have a material effect on the financial statements. The Company has experienced minor phishing attacks, and Company computers have at various times contracted minor viruses or other malicious codes that did not have a material impact on the financial statements. As part of its ongoing review of risk factors (including for consistency with the Division of Corporation Finance’s Disclosure Guidance Topics), the Company will revise its risk factor disclosure in subsequent filings substantially as indicated in the underlined language below:

Technology failures could disrupt our operations and negatively impact our business.

We increasingly rely on information technology systems to process, transmit, and store electronic information. For example, our production and distribution facilities and inventory management utilize information technology to increase efficiencies and limit costs. Furthermore, a significant portion of the communications between our personnel, customers, and suppliers depends on information technology. Our information technology systems may be vulnerable to a variety of interruptions, as a result of updating our SAP platform or due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues. Moreover, our computer systems have been, and will likely continue to be subjected to computer viruses or other malicious codes, unauthorized access attempts, and cyber- or phishing-attacks. These events could compromise our confidential information, impede or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. To date, we have not experienced a material breach of cybersecurity. While the Company has implemented administrative and technical controls and has taken other preventive actions to reduce the risk of cyber incidents and protect our information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to our computer systems.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (269) 961-2009.

*****

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Sincerely,

/s/ Ronald L. Dissinger

Ronald L. Dissinger

Senior Vice President and Chief Financial Officer

Kellogg Company

cc:	Gary H. Pilnick

Senior Vice President, General Counsel, Corporate Development and Secretary